July 25, 2016

VIA EDGAR

Ms. Lisa Larkin, Esq.
Division of Investment Management, Disclosure Review Office
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:    FORUM FUNDS
Absolute Strategies Fund (the "Fund")
(File Nos. 811-03023 and 002-67052)

Dear Ms. Larkin:

On May 27, 2016, Forum Funds ("Registrant") filed Post-Effective Amendment No. 533 ("PEA 533") to its Registration Statement on Form N-1A with the U.S. Securities and Exchange Commission (the "SEC") to reflect new and revised disclosure in the Fund's prospectus, statement of additional information, and Part C (accession number 0001435109-16-001686) (the "Registration Statement"). Below is a summary of the comments provided by the SEC staff ("Staff") via telephone on Thursday, July 7, 2016 regarding PEA 533 and the Registrant's responses to the comments. Unless otherwise stated herein, defined terms have the same meaning as set forth in the Registration Statement. The changes to the Registration Statement described below have been incorporated in a post-effective amendment, which is expected to be filed on Wednesday, July 27, 2016, pursuant to Rule 485(b) of Regulation C under the Securities Act of 1933, as amended ("1933 Act").

Registrant acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its Registration Statement; (2) Staff comments or changes to disclosure in response to Staff comments in the Registration Statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to its registration statement; and (3) it may not assert Staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States, except to the extent otherwise legally permissible.

PROSPECTUS

Comment 1: In the Fees and Expenses table, revise the disclosure to differentiate between the two line-item references to "Other Expenses."

Response: Registrant has revised the disclosure consistent with the Staff's comment.

Comment 2: In the Principal Investment Strategies, include disclosure that corresponds with the Agricultural Industry Investment Risk.

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July 25, 2016

Response: Registrant has included disclosure in the Principal Investment Strategies that corresponds to the Agricultural Industry Investment Risk, consistent with the Staff's comment.

Comment 3: In the Principal Investment Strategies, clarify that termination and replacement of subadvisers is also subject to the Board's approval under the manager-of-managers exemptive relief, not just the hiring of subadvisers.

Response: Registrant respectfully declines the Staff's comment. Termination of a Subadviser is permitted by the terms of the subadvisory agreements between the Adviser and respective Subadviser, and the Board's approval to terminate a Subadviser is not required by the conditions of the Fund's manager-of-managers exemptive relief.

Comment 4: Confirm that the Fund's investments made pursuant to "Opportunistic and Long-Biased Equity Strategies" will not jeopardize compliance with the Fund's stated concentration policy.

Response: Registrant confirms that the Fund is in compliance with its stated concentration policy and that the Fund's investments made pursuant to its Opportunistic and Long-Biased Equity Strategies will not jeopardize the Fund's compliance with its concentration policy.

Comment 5: In the Principal Investment Strategies, clarify the difference between "Long/Short Equity or Market Neutral Strategies" and "Long/Short or Hedged Equity Strategies."

Response: Registrant has revised the disclosure consistent with the Staff's comment.

Comment 6: Define the term "leverage" when first referenced in the Registration Statement. In the risk disclosures relating to leverage, describe how the use of leverage can increase the expenses of the Fund.

Response: Registrant has revised the disclosure consistent with the Staff's comment.

Comment 7:

a.
Explain supplementally what the Fund is permitted to do with respect to investments in currencies, commodities, and commodity-linked investments, as referenced in the Principal Investment Strategies disclosure relating to Global and Emerging Market Strategies.

Response: The Fund may invest in and trade currencies, commodities and commodity-linked investments to the full extent permitted by its Registration Statement.  The key limitation imposed by its Registration Statement is that the Fund intends to qualify for

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July 25, 2016

treatment as a regulated investment company under the Code.  To date, the Fund has consistently satisfied the Subchapter M requirement and intends to continue to satisfy that requirement.  Within this framework, the Fund typically invests in and trades currencies, commodities and commodity-linked investments to harvest gains (or losses) on currency exposures, hedge currency risks (that are a result of foreign stock holdings), and hedge market risk in certain market environments.

b.	Explain supplementally why the Fund's investments in currencies, commodities, and commodity-linked investments do not conflict with the Fund's stated fundamental investment limitations.

Response: The Fund's relevant fundamental investment limitation restricts the Fund from purchasing or selling physical commodities unless acquired as a result of ownership of securities or other instruments (but does not prevent the Fund from purchasing or selling options and futures contracts or from investing in securities or other instruments backed by physical commodities). Here, the Fund does not purchase or sell physical commodities but rather, as explicitly permitted by the limitation, invests in futures contracts and securities backed by physical commodities.

c.
Explain supplementally why the Fund's investments in commodities and commodity-linked investments do not create disqualifying income that would exclude the Fund from being treated as a regulated investment company ("RIC") for tax purposes.

Response: Although income derived from investments in commodities and commodity-linked investments is not "qualifying income" under the gross income requirement for a RIC (see TAXATION - Qualification for Treatment as a Regulated Investment Company), the Fund expects that the gross income it derives from such investments (and other sources of "non-qualifying income") will be significantly less than 10% of its total gross income in any taxable year; therefore, such investments would not exclude the Fund from qualifying as a RIC.

d.	Explain supplementally the steps that the Fund will take to ensure that it will continue to be treated as a RIC for tax purposes.

Response: The Fund's administrator tests the Fund's gross income and portfolio periodically to ensure that the Fund continues to meet the RIC gross income diversification requirements.

e.
Consider adding a "Tax Risk" in the Fund's Principal Investment Risks, if appropriate, including the risk of the Fund's potential for lack of qualifying income relating to trading in commodity interests.

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July 25, 2016

Response: The Registrant does not believe that a Tax Risk disclosure is necessary because the Fund does not expect to invest in securities that create an excess of 10% in disqualifying income and the Fund's administrator carefully monitors the Fund's gross income and portfolio as described above.

Comment 8: Consider whether the Fund should add disclosures relating to the "Brexit" in light of the Fund's ability to invest in global market strategies.

Response: Because the Fund is diversified and does not pursue an investment strategy centered on the United Kingdom, or even Europe at large, Registrant does not believe that Brexit-specific disclosures are necessary. Nevertheless, the Registrant has added Brexit-related disclosure to the Fund's statement of additional information ("SAI").

Comment 9: Explain supplementally whether the "Cash and Cash Equivalents Holdings Risk" in the Principal Investment Risks is intended to be a temporary defensive position disclosure. Explain supplementally how long the Fund typically holds cash.

Response: Cash and Cash Equivalents Holdings Risk is not intended to be a temporary defensive position disclosure. Rather, it is intended to reflect the risks associated with the Fund potentially holding significant amounts of cash, including in compliance with Section 18 of the 1940 Act or, strategically, in connection with the Fund's investment strategies and limitations. The Fund may also hold cash reserves for the purposes of meeting shareholder redemption requests.

Comment 10: If the Fund will write credit default swaps, please confirm that the Fund will segregate the full notional amount of the credit default swap to cover such obligation.

Response: Registrant confirms that the Fund will segregate the appropriate amounts required by Section 18 of the 1940 Act, Investment Company Act Release No. 10666 and the related no-action letters.

Comment 11: The Fund's Statement of Additional Information ("SAI") indicates that the Fund is a diversified series of the Registrant. Supplementally explain why it is appropriate to include "Focused Portfolio Risk" in the Fund's Principal Investment Risks and reconcile with the Fund's status as a diversified fund. Supplementally explain what is meant by the statement, "The Fund may hold significant amounts of securities issued by a single issuer…"

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July 25, 2016

Response: Registrant confirms that the Fund will meet its diversification requirements by investing no more than five percent of its assets in a single security with respect to 75% of the Fund's portfolio. However, with respect to the remaining 25% of the Fund's portfolio, the Fund may hold significant amounts of securities issued by a single issuer and, therefore, the Fund has included the referenced "Focused Portfolio Risk" disclosure.

Comment 12: Reference the term "multi-manager" in the Prospectus prior to the inclusion of "Multi-Manager Risk" in the Principal Investment Risks to avoid the possibility of confusion.

Response: Registrant has revised the disclosure consistent with the Staff's comment.

Comment 13: Revise the disclosure relating to the Fund's portfolio manager to state the month in which the Fund commenced operations.

Response: Registrant has revised the disclosure consistent with the Staff's comment

Comment 14: In the Additional Information Regarding Principal Investment Strategies, explain in general terms how the Fund's Adviser determines which securities to sell in accordance with Item 9(b)(2) of Form N-1A.

Response: Registrant has revised the disclosure consistent with the Staff's comment.

Comment 15: In the Additional Information Regarding Principal Investment Strategies disclosure relating to Opportunistic and Long-Biased Equity Strategies, include a plain English description of distressed equities and their risks.

Response: Registrant has revised the disclosure consistent with the Staff's comment.

Comment 16: Ensure that the Fund's disclosures pertaining to derivatives are not overly vague or generalized. Reference, specifically, Barry Miller's letter to the Investment Company Institute dated July 30, 2010 ("ICI Letter"), and the SEC's Division of Investment Management's Guidance Update dated July 2013 ("IM Guidance").

Response: Registrant confirms that the Fund's disclosures pertaining to derivatives are not overly vague or generalized in accordance with the ICI Letter and IM Guidance.

Comment 17: In the disclosure relating to the Adviser's use of commodity interests, cross-reference the discussion of CFTC Regulation 4.5 contained in the Fund's SAI.

Response: Registrant has revised the disclosure consistent with the Staff's comment.

Comment 18: In the Principal Investment Strategies relating to Fixed Income, Long/Short Credit and Distressed Debt Strategies, revise the disclosure pertaining to bank loans to state that (i) it may take more than seven days for such transactions to settle, which may translate into a risk that they are not paid in a timely manner, or the Fund may be forced to incur losses to meet redemptions, and (ii) investments in bank loans may not be securities and may not have protections afforded by federal securities laws.

Response: Registrant has revised the disclosure consistent with the Staff's comment.

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July 25, 2016

Comment 19: Confirm that the Fund will segregate the appropriate amounts in accordance with Section 18 of the 1940 Act and Investment Company Act Release No. 10666 when employing leverage transactions.

Response: Registrant confirms that the Fund will segregate the appropriate amounts required by Section 18 of the 1940 Act, Investment Company Act Release No. 10666 and the related no-action letters.1

Comment 20: Supplementally explain what may comprise "other financings," as referenced in the disclosure relating to Fixed Income, Long/Short Credit and Distressed Debt Strategies, in the Principal Investment Strategies.

Response: Registrant has revised the disclosure to remove reference to "other financings."

Comment 21: In the Principal Investment Strategies, revise the disclosure to clarify that the Fund is not a hedge fund, though it may employ strategies more commonly associated with hedge funds.

Response: Registrant has revised the disclosure consistent with the Staff's comment.

Comment 22: With respect to the Fund's short sales, supplementally explain whether the Fund segregates assets/shorts against the box or naked shorts.

Response: The Fund segregates assets to cover its short sales.  The Fund does not naked short or short against the box.

Comment 23: With respect to the Mortgage-Related Securities Risk, supplementally state the maximum amount that the Fund may invest in collateralized debt obligations ("CDOs") that rely on Section 3(c)(1) or 3(c)(7) of the 1940 Act.

Response: There is no maximum amount that the Fund may invest in 3(c)(1) and/or 3(c)(7) CDOs. The Fund's investments in CDOs, however, if any, generally amount to no more than a de minimis position.

1 See Dreyfus Strategic Investing and Dreyfus Strategic Income Fund (pub. avail. June 22, 1987); Hutton Options Trading L.P. (pub. avail. Feb. 2, 1989); Sanford C. Bernstein Fund, Inc. (pub. avail. June 25, 1990); Robertson Stephens Investment Trust (pub. avail. Jan. 25, 1994); and Merrill Lynch Asset Management, L.P. (pub. avail. July 2, 1996).

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STATEMENT OF ADDITIONAL INFORMATION ("SAI")

Comment 24: With respect to the section entitled "Fundamental Limitations," supplementally explain how the Fund's policy with respect to concentration satisfies the definition set forth in Form N-1A.

Response: The Fund's policy provides that it will not purchase a security if, as a result, more than 25% of the Fund's total assets would be invested in securities of issuers conducting their principal business activities in the same industry.  The Fund's administrator tests compliance with the limitation by calculating the Fund's investments in industries, as identified by the United States Department of Labor's Standard Industry Classification ("SIC") system. The SIC systems categorizes issuers by industry based on the issuers' primary business activities, as accurately stated in the Fund's relevant fundamental limitation.

Comment 25: In the section entitled "Ownership of Adviser and Subadvisers," identify the nature of each controlling person's business in a parenthetical in the table.

Response: Registrant has revised the disclosure consistent with the Staff's comment.

Comment 26: Supplementally confirm that the Adviser is in compliance with the aggregate subadvisory fee compensation disclosure requirements of the exemptive relief.

Response: Registrant confirms that the Adviser is in compliance with the aggregate subadvisory fee compensation disclosure requirements set forth in the relevant exemptive relief.

Comment 27: With respect to the section entitled "Distributor," supplementally explain what the Adviser pays the Distributor a fee for in connection with distribution-related services.

Response: The Fund compensates the Distributor for distribution-related (12b-1) services solely with respect to its R Shares class. The Adviser compensates the Distributor to serve as the Fund's statutory underwriter, consistent with Section 12(b) of the 1940 Act.

Comment 28: Supplementally confirm that all relevant expense limitation agreements (that do not automatically renew) are appropriately filed as exhibits to the Registration Statement.

Response: Registrant confirms that all relevant expense limitation agreements (that do not automatically renew) are appropriately filed as exhibits to the Registration Statement. See Expense Limitation Agreement between Registrant and Absolute Investment Advisers LLC regarding (1) Absolute Capital Opportunities Fund, incorporated by reference as Exhibit (h)(22) in post-effective amendment No. 516 via EDGAR on

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July 25, 2016

December 29, 2015 (accession no. 0001435109-15-001213), and (2) Absolute Credit Opportunities Fund, incorporated by reference as Exhibit (h)(17) in post-effective amendment No. 458 via EDGAR on August 27, 2014 (accession no. 0001435109-14-000610).

If you have any questions or concerns regarding the enclosed information, please do not hesitate to contact me directly at (207) 347-2076.

Kind regards,

/s/ Zachary R. Tackett
Zachary R. Tackett

cc:     Stacy L. Fuller, Esq.
K&L Gates LLP